PAYROLL4FREE.COM, INC.

Reviewed Financial Statements For The Years Ended December 31, 2019 & 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Payroll4free.com, Inc.
Beachwood, OH

We have reviewed the accompanying financial statements of Payroll4free.com, Inc. (a corporation), which comprise the balance sheet as of December 31, 2019 and 2018, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical proce-dures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of inter-nal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform pro-cedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial state-ments in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As dis-cussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Manage-ment's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
March 24, 2020

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

PAYROLL4FREE.COM, INC.
BALANCE SHEET
DECEMBER 31, 2019 & 2018

_____

	2019	2018
ASSETS		
CURRENT ASSETS		
Cash	$ 157,143	$ 250,967
Accounts Receivable	28,098	1,912
Cash Advance to Employee	1,600	-
TOTAL CURRENT ASSETS	186,841	252,879
TOTAL ASSETS	186,841	252,879
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Client Impounded Payroll	489,092	329,647
Accounts Payable	37,772	799
TOTAL CURRENT LIABILITIES	526,863	330,446
NON-CURRENT LIABILITIES		
Related Party Note	1,663,740	1,642,265
Note Payable	115,367	113,471
TOTAL LIABILITIES	2,305,970	2,086,182
SHAREHOLDERS' EQUITY		
Common Stock (2,000,000 Authorized;	107	-
1,069,403 issued; $.0001 par value)		
Additional Paid in Capital	86,345	-
Retained Earnings (Deficit)	(2,205,580)	(1,833,302)
TOTAL SHAREHOLDER'S EQUITY	(2,119,128)	(1,833,302)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 186,841	$ 252,879

PAYROLL4FREE.COM, INC.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2019 & 2018
_____

		2019		**2018**
Operating Income				
Sales	$	140,543	$	122,291
Gross Profit		140,543		122,291
Operating Expense				
Salaries & Wages		391,346		112,369
Professional & Legal		51,819		11,552
General & Administrative		45,128		17,632
Rent		17,098		4,535
Fees & Penalties		4,354		65,052
Selling & Marketing		238		1,147
		509,983		212,287
Net Income from Operations		(369,440)		(89,996)
Other Income (Expenses)				
Interest Income		266		-
Interest Expense		(7,226)		-
Other Income		6		-
Net Income	$	(376,394)	$	(89,996)

PAYROLL4FREE.COM, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019 & 2018
_____

	2019	2018
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (376,394)	$ (89,996)
Change in Client Impounded Payroll	159,444	215,131
Change in Accounts Payable	36,973	104
Change in Cash Advance to Employee	(1,600)	-
Change in Accounts Receivable	(26,186)	(822)
Net Cash Flows From Operating Activities	(207,763)	124,418
Cash Flows From Financing Activities		
Change in Issuance of Common Stock	86,452	-
Change in Related Party Note	21,475	(97,660)
Change in Note Payable	1,896	113,471
Retained Earnings Adjustment	4,115	(4,115)
Net Cash Flows From Financing Activities	113,938	11,695
Cash at Beginning of Period	250,967	114,855
Net Increase (Decrease) In Cash	(93,825)	136,113
Cash at End of Period	$ 157,143	$ 250,967

PAYROLL4FREE.COM, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018

	Common Stock		Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
	Number	Amount			
Balance at December 31, 2017	-	$ -	$ -	$ (1,739,191)	$ (1,739,191)
Net Income				(89,996)	(89,996)
Retained Earnings Adjustment				(4,115)	(4,115)
Balance at December 31, 2018	-	$ -	$ -	$ (1,833,302)	$ (1,833,302)
Issuance of Stock	1,069,403	107	86,345		86,452
Net Income				(376,394)	(376,394)
Retained Earnings Adjustment				4,115	4,115
Balance at December 31, 2019	1,069,403	$ 107	$ 86,345	$ (2,205,580)	$ (2,119,128)

Reviewed- See accompanying notes.

4

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Payroll4Free.com, LLC ("the Company") was formed in 2013 as an Ohio LLC by Carol Rosenberg, who is also the majority owner of Galaxy Hosted Software. Galaxy's primary business has been to create internet/web-based computer software systems for lease to customers, principally long-term health care facilities. The Company modified and upgraded the Galaxy payroll system to make it usable for a wide range of industries in addition to the nursing homes for which it was originally designed. Its business model is to provide a free or very low-cost complete payroll service to smaller companies (up to 25 employees) and to charge a competitive rate to larger companies. It expects to generate revenue once the number of customers served reaches critical mass and it can sell advertising space. Its customers will view the advertising while preparing their payroll.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses in 2018 and 2019.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through March 24, 2021 (one year after the date that the financial statements were available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates include accrued expenses as of year's end and the useful lives of any fixed assets capitalized by the Company.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

The Company charges monthly fees to subscribers to its "payroll tax service" and "direct deposit service," as well as those who exceed 25 employees. These monthly fees are recognized in the month for which access and service is to be provided and for which the subscribers have been billed. Revenues for other services are recognized as services are performed. The contracts are cancelable with 15 days' notice.

Accounts Receivable

The Company charges monthly fees to subscribers to its "payroll tax service" and "direct deposit service," as well as those who exceed 25 employees. These monthly fees are recognized in the month for which access and service is to be provided and for which the subscribers have been billed. Revenues for other services are recognized as services are performed. The contracts are cancelable with 15 days' notice.

Advertising Costs

The Company expenses direct advertising costs as incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Rent

The Company occupies office space under an operating lease agreement with Galaxy Hosted Software, LLC, a related company that shares common management with Payroll4Free.com, LLC. Galaxy Hosted Software, LLC is the leaseholder. The Company pays a proportion of total rent due each month that is equivalent to the proportion of the total leased area occupied by its personnel. There are no future minimum payments due under this arrangement.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2018 and 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to tax information filing requirements in the State of Ohio.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- NOTES PAYABLE

In 2018 and prior years, the Company drew advances against a non-interest bearing note payable ("Related Party Note") to Galaxy Hosted Software, LLC, a party related by common majority ownership. The only source of repayment of this balance will be ultimate income earned by the Company. There is no assurance that such future repayment will be made.

In 2018 the Company received cash in exchange for a note ("Note Payable") to fund continuing operations. The note requires payments equal to 5% of the Company's gross revenue until the balance is paid in full.

NOTE E- EQUITY

The Company's articles of incorporation authorize the Company to issue 2,000,000 shares of $0.0001 par value Common Stock.

The Company currently has two classes of equity outstanding.

Class A Common Shares: Class A Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Additionally, Class A Common shareholders are entitled to receive equal dividends as they are declared.

Class B Common Shares: Class B Common shareholders have the same rights as Class A Common Shares with the exception of voting rights.

As of December 31, 2019, the number of shares issued and outstanding by class was as follows:

Class A Common Stock   1,000,000
Class B Common Stock   69,403

NOTE F- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 24, 2020 the date that the financial statements were available to be issued.

In 2019, management elected to reorganize the Company as a corporation.